'Laine's Bake Shop

The Artisan Bakery with a Social Mission





Who is 'Laine?

Understanding the problem

Consumer Irritations

- Excessive Additives
- Hyper-processed
- Hidden Ingredients
- Greenwashing
- Negative Impact
  - Product
  - Corporate
- Food Desserts



Resulting Trends

- Natural
- Local
- Artisan
- Transparency
- Corporate Responsibility

Competitive Landscape


Natural
National
Local
Traditional
Laine's Bake Shop
TATE'S BAKE SHOP SOUTHAMPTON, NY
LARK FINE FOODS
Gianna's HANDMADE BAKED GOODS
Carol's Cookies
SIMPLY D'LISH The Perfect Excuse to Indulge
JENNIE AND VERA'S COOKIES
EUROPEAN STYLE BAKED GOODS OAK MILL BAKERY
Sprinkles CUPCAKES
MAGNOLIA BAKERY CHICAGO
Sara Lee
Abundance Bakery Serving Bronzeville since 1990







LBS Retail



Rachel with former Whole Foods Market CEO, Walter Robb, and Julie Blubaugh, Local Forager for Whole Foods Market

Whole Foods Market

Rachel during an in store demo at one our 54 Whole Foods locations.




COOKIES
Chocolate Chip $1.95 310 cal
Oatmeal $1.95 290 cal
Toffeedoodle $1.95 300 cal
New!
Laine's Bake Shop
Laine's
Bake Shop
COFFEE CAKES
Classic
Reduced-Fat Cinnamon Swirl

Starbucks



Rachel and Jaryd with Starbucks' founder Howard Shultz

←Our products in one of our Starbucks locations.

The audience at Rachel's panel → at Starbucks headquarters in February 2017



Anchor Clients


●●●●○ Verizon
11:34 PM
97%
Search
Starbucks Partners - Black Partner Network added 2 new photos — feeling excited with Laine's Bake Shop at Starbucks (2401 Utah Ave S, Seattle).
9 hrs · Seattle, WA ·
Thank you to everyone who joined us as we hosted January's Coffee Connect!
We had such AMAZING and overwhelming positive feedback on the SURPRISE and DELIGHT of the delicious red velvet cheesecake brownie by 'Laine's Bake shop!
If you missed it, don't worry! Owner Rachel Bernier-Green will be here on Wednesday February 8th from 12pm - 1pm to share her experience as a supplier for some of our Starbucks locations in Chicago! And who knows...maybe there will be another surprise and delight ;)

- Whole Foods Market
    - Grew business from $3,000 to $70,000 from 2015 to 2017
    - Regional distribution- Nov. '17
- Starbucks
    - Featured our products at several recent corporate events
    - Invited to Seattle to speak on supplier panel



Why we're different



- Anchor Clients
- Focus on Technology, Financial Operations, and Operational Efficiency
- Innovative Flavors & Products
- Social Mission
- Team

Target Market

Cause Shoppers

- 60% of US consumers*
- 42% will pay premium*



- *2014 Nielsen Study: "Global Consumers Are Willing to Put Their Money Where Their Heart Is"

Target Market

Foodies

- $100B in 2014*
- 22% increase over 2012*



- *2015 Report: "The State of the Specialty Food Industry 2015"

Target Market

Millennials

- 1980- 2000
- 80 Million
- $200B Annual Buying Power
- 50% + Foodies*
- Most Socially Conscious Shoppers**



* 2014: "Millennial Foodies Inspire Innovative Culinary Trends"
** Forbes 2015: "10 New Findings about the Millennial Consumer"

Business Model

- Social Enterprise
- Focused Differentiation
- Premium Artisanal Brand
- Retail, Wholesale & Food Service
- 'Laine's pursues a blended strategy which helps to minimize our cash flow needs



Growth Patterns

Retail
Wholesale & Food Service
*This chart is not reflective of actual 'Laine's Bake Shop data. It shows the typical growth patterns of these business models.

Business Model- Vertically Integrated

Wholesale & Food Service

- Wider distribution
- Recurring Revenue & Opportunity for Contracts
- Exponential Growth Opportunity

Retail

- Immediate Cash Flow
- Higher Margins
- Test Market
- Brand Awareness

Social Mission



We exist to connect people through authentic, good food as a way to catalyze urban revitalization starting with the south side of Chicago.

Employee Empowerment

Sourcing

Community Partner Program

The Case for Socially Responsible Business

"There's no inherent reason why business cannot be ethical, socially responsible, and profitable."- John Mackey













400%

Is the number by which socially conscious companies have outperformed the S&P 500 over the past ten years according to the article noted below.

Top 50 High Growth Brands

More Likely To Be Driven by Ideals

Outperform S&P 500 over 10 Years

*2014 Entrepreneur Magazine: "How Purpose & Social Responsibility Can Set a Start Up Apart"

The Team



Rachel Bernier-Green

- Accounting
- Finance
- Operations
- Process Engineering



Jaryd Bernier-Green

- Sales & marketing
- Business Development
- Corporate Training

2018 Sales Drivers

- Increased Capacity
- Targeted Sales Channel Strategies
- Sales Support for Wholesale Clients
- Marketing
- Public Relations
- Retail Store
  - Loyalty Program
  - Community Partner Program
  - App
  - Coffee Club

LBS- Woodlawn



'LAINE'S BAKESHOP -- WOODLAWN

CHICAGO, ILLINOIS
OCT 19, 2017

Monica Chadha, mchadha@civic-projects.com

CIVIC PROJECTS

SHED
STUDIO



LBS-Pullman



LAINE'S BAKESHOP -- PULLMAN

CHICAGO, ILLINOIS
NOV 12, 2017

CIVIC PROJECTS
SHED STUDIO

Monica Chadha, mchadha@civic-projects.com

SWOT Analysis

Strengths

- Multiple anchor clients
- Unique, high quality product offerings
- Social mission & compelling story
- Operations and finance focused
- Scalability

Weaknesses

- Understaffed
- Current production facility
- Infrastructure

Opportunities

- Expansion with national anchors
- Capitalize on social mission
- Add additional anchors looking for artisan products

Threats

- Competitive field
- Undercapitalization
- Rising labor costs

Timeline

2015

- Shared kitchen
- Working full time in public accounting

$37K

2016

- 1st Production Space
- Whole Foods Regional Rollout in Q4
- Starbucks- 1 store

$96K

2017

- Whole Foods Regional Rollout in Q4
- Starbucks: 1->10 stores
- 67% increase YOY



$160K

2017 Sales Breakdown



Retail
17.8%

Other
13.7%

Other Wholesale
16.7%

Whole Foods
43.5%

Starbucks
8.3%

*Other sales includes: Catering, Corporate Gifts, Not For Profit Sales

Projections

2018

- New Production Space- Q4
- Retail Store- Q4
- Online Store- Q4
- YTD- $76k (26% above projected revenue for 1st 2 quarters)
- New wholesale client starts 8/6

2019

- These estimates are based on adding 300 retail accounts throughout the year across Starbucks, Whole Foods, and a third anchor client (spring 2019 product launch) that we are currently in discussions with. Our third largest wholesale account is opening an additional location.
- Retail and online store open full year. Open retail cafe attached to production facility.
- Currently working with 3 advisory groups/organizations in the food space on this expansion plan.

2020

- Scale nationally with anchor clients (these estimates are based on hitting less than 20% of this goal)



$250 K   **$1.1 M**   **$2.8 M**

Funding Strategy

Uses

- Team
- Expansion Capital Expenditures
- Working Capital
- Product Development
- Marketing & Branding

Other Funding/ Resources

- Chicago NOF Grant Program
- Debt
  - Crowdfunding- WeFunder
  - Community Reinvestment Fund
  - Advantage Illinois
- Workforce Development Dollars
- University Partnership Programs

Press


BUSINESS
A SMALL BAKERY WITH BIG DREAMS
"She had a harder time because of the rapid growth. It's a success story
a lot of bruises."

Chicago Tribune

CHICAGO SUN-TIMES

dnainfo

FOX 32

WGN 9
TELEVISION CHICAGO


Letdown for women in tech
LOCAL TALENT
A SHOT
SUPPLYING WHOLE FOODS

Contact Information

Rachel Bernier-Green
Owner

Email: rachel@lainesbakeshop.com
Website: www.lainesbakeshop.com
LinkedIn: Rachel Bernier-Green
Facebook, Twitter, Instagram:
@lainesbakeshop
Business Main: 1-844-3LAINES
Business Cell: 1-773-432-4308

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